Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of News Corporation for the registration of debt securities, Class A common stock, Class B common stock, and preferred stock and to the incorporation by reference therein of our report dated August 13, 2024, except for the presentation of the Foxtel Group as discontinued operations as described in Notes 1 and 3, as to which the date is May 13, 2025, with respect to the consolidated financial statements of News Corporation included in its Current Report on Form 8-K dated May 13, 2025, and our report dated August 13, 2024, with respect to the effectiveness of internal control over financial reporting of News Corporation, included in its Annual Report (Form 10-K) for the year ended June 30, 2024, both filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New York, New York
May 13, 2025